August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (703) 329-1459

Bryce Blair
Chairman and Chief Executive Officer
Avalonbay Communities Inc.
2900 Eisenhower Avenue, Suite 300
Alexandria, VA 22314

> **Re:** **Avalonbay Communities Inc.**
> **Definitive 14A**
> **Filed April 2, 2007**
> **File No. 1-12672**

Dear Mr. Blair:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Board of Directors and its Committees, page 7

1. You state on page 9 that the board considered whether a director had any past or present relationships with the company that created conflicts or the appearance of conflicts. Describe by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board in determining that the director is independent. See Item 407(a)(3) of Regulation S-K.

Executive Compensation, page 11
Compensation Discussion and Analysis, page 11

2. On page 12 you provided the allocation of the relative proportions of total compensation in the table, and you stated on page 13 that the compensation seeks to focus executive officers on the long-term goals, objectives and achievements of the company. Provide a more detailed discussion of the policies for allocating between long-term and currently paid out compensation, and the policies for allocating between cash and non-cash compensation, and among different forms of non-cash compensation. See Item 402(b)(2)(i) and (ii) of Regulation S-K.

3. When discussing long-term compensation, provide the basis for allocating compensation to each different form of award. See Item 402(b)(2)(iii) of Regulation S-K.

4. You state on page 12 that your total compensation is generally targeted at the 75th percentile of compensation paid to comparable officers at comparable REITs; however, "in some cases the actual target for a particular officer could be more or less than the 75th percentile." Please provide clear disclosure as to the actual percentile of the targets used for the individual officers and the reason(s) for any difference between the target and actual percentiles.

5. We refer you to Release 33-8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the differences in the types and amounts of compensation awarded to such executives. For example, Mr. Blair received the highest base salary of $754,279, which was approximately $267,000 above that of the next highest base salary paid. Similarly, the total compensation paid to Mr. Blair of $4.76 million, was approximately $2.15 million higher than the next highest paid executive officer's total compensation.

Cash Bonus, page 13

6. You state on page 13 that a percent of the cash bonus was determined based upon the individual performance of the executive officers. Please describe the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

7. You have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your executive officers to earn their annual cash bonus – in particular the business unit targets. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Summary Compensation Table, page 19

8. For the stock awards, include in the footnote the assumptions made in the valuation by reference to a discussion of those assumptions in the financial statements, the footnotes to the financial statements or the discussion in the Management's Discussion & Analysis section. See Instruction 1 to Item 402(c)(2)(v) of Regulation S-K.

9. We direct your attention to the disclosure in footnote five regarding all other compensation. It appears that the disclosure has combined the amounts for the car allowance, amounts contributed to 401K accounts, and dividends paid on unvested shares of restricted stock. It also appears that the disability insurance premiums were not specifically quantified. Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K requires that you specifically identify and quantify any item (other than a perquisite or personal benefit) whose value exceeds $10,000 and that you quantify each perquisite or personal benefit whose value exceeds $25,000. The footnote should provide the value of each separate item, perquisite or personal benefit required to be included in the footnote.

10. Please provide narrative disclosure to the summary compensation table and the grants of plan-based awards table as required by Item 402(e) of Regulation S-K. This narrative would provide a description of any material factors necessary to an understanding of the information disclosure in these tables, including the material terms of each named executive officer's employment agreement or arrangement.

We note the statement on page 17 that you have employment agreements with Messrs. Blair, Sargeant, Naughton and Horey but do not provide any discussion of the terms of these agreements other than as these agreements relate to changes in control or termination. The material terms of these agreements would be appropriate for narrative disclosure following these tables.

Outstanding Equity Awards at Fiscal Year-End, page 22

11. Please provide a footnote to the column for the number of shares or units of common stock that have not vested to clarify the vesting dates. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Potential Payments Upon Termination or Change-in-Control, page 24

12. Either in this section or in the Compensation Discussion and Analysis, state the basis for selecting particular events as triggering payment. See Item 402(b)(2)(xi) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bryce Blair
Avalonbay Communities Inc.
August 21, 2007
Page 5

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

   Please contact me at (202) 551-3357 with any questions.

            Sincerely,

            Pam Howell
            Special Counsel